April 30, 2013

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re:    Jones Soda Co. (the “Company”)
Post-Effective Amendment No. 2 to Form S-3 on Form S-1
File No. 333-166556

Ladies and Gentlemen:

We hereby request that the above-referenced registration statement be accelerated to become effective at 9:00 a.m. on Friday, May 3, 2013, or as soon thereafter as practicable.

We acknowledge that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JONES SODA CO.

/s/ Carrie L. Traner

Vice President of Finance